UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: SSgA Master Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

One Lincoln Street Boston, Massachusetts 02111

Telephone Number (including area code): (866) 787-2257

Name and address of agent for service of process: Ryan M. Louvar, Esq., State Street Bank and Trust Company, One Lincoln Street/CPH0326, Boston, Massachusetts 02111 with copies to W. John McGuire, Esq., Morgan, Lewis and Bockius LLP, 1111 Pennsylvania Ave., NW, Washington, DC 20004.

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

[X]   Yes     [ ]   No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Boston and state of Massachusetts on the 24th day of April 2012.

SSgA Master Trust

/s/ Ryan M. Louvar
Name:	Ryan M. Louvar
Title:	Secretary

Attest:

/s/ Scott E. Habeeb
Name:	Scott E. Habeeb
Title:	Assistant Secretary